LEGACY HOTELS

File No. 82-34729

RECEIVED

2006 OCT 16 A 11:29

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES ACQUISITION OF THE DELTA BOW VALLEY

TORONTO, October 5, 2006 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it has completed the acquisition of the 398-room Delta Bow Valley in Calgary, Alberta for $53.5 million plus closing costs.

The acquisition was financed through the assumption of mortgage financing and vendor financing totalling $40.5 million, and Legacy's available credit facilities. Legacy expects to invest approximately $4.0 million in the property to renovate guestrooms over the next few years.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. The addition of the Delta Bow Valley increases Legacy's portfolio to 25 hotels across Canada and in two top U.S. markets. The Trust's portfolio provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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